Mail Stop 6010


					                       	January 24, 2006



Via U.S. Mail and Facsimile (585) 427-2433

Robert Wood
Chief Financial Officer
Biophan Technologies, Inc.
150 Lucius Gordon Drive, Suite 215
West Henrietta, New York 14586


	Re:	Biophan Technologies, Inc.
		Form 10-KSB for year ended February 28, 2005
		Filed May 27, 2005
		File No. 000-26057

Dear Mr. Wood:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended February 28, 2005

Item 7. Financial Statements, page 28

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the audit opinion references the work of other auditors in regards to the cumulative column in the consolidated statements of operations and cash flows for the period from August 1,
1968 (inception) to February 29, 2000. Please revise your financial statements to include the separate report of the other auditors in accordance with Regulation 310 of Regulation S-B and Article 2-05 of
Regulation S-X.

Consolidated Balance Sheet, page F-2

2. We note that accounts payable and accrued expenses comprise greater than 10% of total assets. Please state separately, in the balance sheet or in a note, any item, included in accounts payable and accrued expenses, which is in excess of 10% of total assets in accordance with Regulation 310 of Regulation S-B.

Note 2. Business combinations, page F-13

3. Please tell us how you considered the $2 million commitment over four years in determining the cost of the acquired entity. Refer to paragraph 20 of SFAS 141.

4. We note that the intellectual property rights acquired in the aMRIs acquisition have a 17 year useful life. Please tell us how you determined the useful life in accordance with SFAS 142.

5. We note that you included the financial statements and pro forma information for aMRIs GmbH and MR:Comp GmbH required by Item 310 of
Regulation S-B on Form 8-K/A filed on May 6, 2005. However, the aMRIs GmbH and MR:Comp GmbH financial statements do not meet the requirements of Item 310 of Regulation S-B and Item 8.A.2 of Form 20-F because the audits were not conducted in accordance with U.S. generally accepted auditing standards. Please revise to include financial statements audited in accordance with U.S. generally accepted auditing standards.


Form 10-Q for the quarter ended November 30, 2005

Item 1. Financial Statements, page 1

Revenue Recognition, page 8

6. Please revise future filings to address the terms of any multiple element arrangements in accordance with EITF 00-21. Your discussion should address how the arrangement consideration is allocated among the separate units of accounting.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

							           Sincerely,



							           Brian Cascio

Accounting Branch Chief

Mr. Robert Wood
Biophan Technologies, Inc.
January 24, 2006
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